DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

06021155

January 9, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/9/2006

Re: General Electric Company
Incoming letter dated December 8, 2005

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2005 concerning the shareholder proposal submitted to GE by Raymond S. Marine. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Raymond S. Marine
2327 Indian Ridge Estates
Mobile, AL 36695

RECD S.E.C.
JAN 1 1 2006
1086

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Raymond S. Marine*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") received from Raymond S. Marine (the "Proponent"). The Proposal concerns the nature of programming at NBC-TV. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(e)(2) because GE received the proposal on November 11, 2005, which was after the properly determined deadline of November 4, 2005 set forth in GE's proxy statement for the prior year. Therefore, the Proponent failed to submit the Proposal to GE's principal executive offices in a timely fashion.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proponent Failed to Timely Submit the Proposal.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), GE disclosed in its 2005 proxy statement the deadline for submitting shareowner proposals, as well as the method for submitting such proposals, for GE's 2006 Annual Meeting. Specifically, page 50 of GE's 2005 proxy statement (a copy of which is attached hereto as Exhibit B) states:

> **"Shareowner Proposals for Inclusion in Next Year's Proxy Statement**
>
> "To be considered for inclusion in next year's proxy statement, shareowner proposals must be received at our principal executive offices no later than the close of business on November 4, 2005. Proposals should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828."

The Proposal is dated November 6, 2005 and was received by GE on November 11, 2005. Therefore, the Proposal was received seven days after the November 4, 2005 submission deadline set forth in the 2005 proxy statement.

Rule 14a-8(e)(2) provides that the 120 calendar day advance requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. GE's 2005 Annual Meeting of Shareowners was held on April 27, 2005. GE's 2006 Annual Meeting is scheduled to be held on April 26, 2006. (GE's By-Laws specify that the annual meeting of shareowners shall take place on the fourth Wednesday in April of each year.) Accordingly, the date of the 2006 Annual Meeting has not been moved by more than 30 days from the date of the 2005 Annual Meeting, and thus, the proper deadline for shareowner proposals was November 4, 2005, as disclosed in GE's 2005 proxy statement.

The Staff has concurred with the exclusion of numerous proposals pursuant to Rule 14a-8(e)(2) on the ground that they were not timely submitted. *See, e.g., Sara Lee Corporation* (avail. July 14, 2005) (proposal received at the company's principal executive offices by facsimile one day following the deadline for submission and by UPS two days following the deadline); *Bob Evans Farms, Inc.* (avail. June 1, 2005) (proposal received by the company three days after the deadline for submission); *Dell Inc.* (avail. Mar. 25, 2005) (proposal received by the company almost two weeks after the deadline for submission); and *El Paso Corporation* (avail. Mar. 3, 2003) (proposal received by the company three days after the deadline for submission).

GE has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, GE is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may be properly excluded from the 2006 Proxy Materials because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

ROM/jlk
Enclosures

cc: Thomas J. Kim, General Electric Company
Raymond S. Marine

70334272_3.DOC

Exhibit A

B, Ted

Mr. Raymond S. Marine
2327 Indian Ridge Estates
Mobile, Alabama 36695
ph (251)-639-0046
fax (251)-639-5187

November 6th, 2005

NOV 1 1 2005 2:00 pm
J. R. IMMELT

Mr. Jeffery R. Immelt
GE- President
3135 Easton Turnpike
Fairfield, Ct. 06828-0001

Dear Sir:

As an stockholder I would like to see my proposal voted on at the next stockholder's meeting.

NBC-TV is out of touch with the average American – that is the reason it is losing market share
to Fox-TV.

As the parent company of GE, the board has duty to bring NBC in line with reality, instead of their liberal bias. The replacement for Dan Rather should be a person who does not slant the news to the left like the extremely liberal "Dan Rather" did. Currently NBC does not even employee a person with this caliber!

If the current board of GE does not do this, they should be terminated from the company. I urge all shareholders to **vote yes on this proposition, as it will hold the board accountability for their actions in this matter.**

Sincerely,

Raymond S. Marine

Raymond S. Marine

Exhibit B

Table of Contents

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the registrant ☒
Filed by a party other than the registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under Rule 14a-12

General Electric Company

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box.):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated, and state how it was determined.):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials:

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2), and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration number or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, schedule, or registration statement no.:

(3) Filing party:

(4) Date filed:

Table of Contents

Notice of 2005
Annual Meeting
and
Proxy Statement

Table of Contents

Contents

Every shareowner's vote is important. Please complete, sign, date and return your proxy form, or submit your vote and proxy by telephone or by Internet.

Printed on recycled paper using soybean ink

Table of Contents

Additional Information

- **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**

To be considered for inclusion in next year's proxy statement, shareowner proposals must be received at our principal executive offices no later than the close of business on November 4, 2005. Proposals should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

- **Other Shareowner Proposals for Presentation at Next Year's Annual Meeting**

For any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2006 Annual Meeting, SEC rules permit management to vote proxies in its discretion if we: (1) receive notice of the proposal before the close of business on January 18, 2006 and advise shareowners in the 2006 proxy statement about the nature of the matter and how management intends to vote on such matter; or (2) do not receive notice of the proposal prior to the close of business on January 18, 2006. Notices of intention to present proposals at the 2006 Annual Meeting should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

- **Voting Securities**

Shareowners of record at the close of business on February 28, 2005 will be eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock, of which 10,599,919,379 shares were outstanding on February 10, 2005. Each share outstanding on the record date will be entitled to one vote. Treasury shares are not voted. Individual votes of shareowners are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareowner voting records is limited to the independent inspectors of election and certain employees of GE and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

- **Vote Required for Election and Approval**

The 15 nominees for director receiving a plurality of the votes cast at the meeting in person or by proxy shall be elected. All other matters require for approval the favorable vote of a majority of shares voted at the meeting in person or by proxy. Under New York law, abstentions and broker non-votes, if any, will not be counted as votes cast. Therefore, they will have no effect on the outcome of the other matters to be voted on at the meeting.

- **Manner for Voting Proxies**

The shares represented by all valid proxies received by phone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: (1) for the

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2005

The proposal relates to personnel.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Mark F. Vilardo
Special Counsel